UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Lands’ End, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

51509F105

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51509F105

1.	Names of reporting persons. ESL Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 6,615,280
	8.	Shared voting power 0
	9.	Sole dispositive power 6,615,280
	10.	Shared dispositive power 7,627,509
11.	Aggregate amount beneficially owned by each reporting person 14,242,789
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 44.6% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based upon 31,956,521 shares of Common Stock outstanding as of June 4, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended May 1, 2015, that was filed by the Issuer with the Securities and Exchange Commission on June 9, 2015.

CUSIP No. 51509F105

1.	Names of reporting persons. SPE I Partners, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 451,564 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 451,564 (1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 451,564 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.4% (2)
14.	Type of reporting person (see instructions) PN

(1)	As a result of a ministerial error, SPE I previously disclosed in the Amendment to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on June 16, 2015 that it distributed 131,938 shares of Common Stock pro-rata to its partners, rather than the 131,940 shares of Common Stock which were actually distributed to its partners.
(2)	Based upon 31,956,521 shares of Common Stock outstanding as of June 4, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended May 1, 2015, that was filed by the Issuer with the Securities and Exchange Commission on June 9, 2015.

CUSIP No. 51509F105

1.	Names of reporting persons. SPE Master I, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 581,561
	8.	Shared voting power 0
	9.	Sole dispositive power 581,561
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 581,561
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.8% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based upon 31,956,521 shares of Common Stock outstanding as of June 4, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended May 1, 2015, that was filed by the Issuer with the Securities and Exchange Commission on June 9, 2015.

CUSIP No. 51509F105

1.	Names of reporting persons. RBS Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 7,648,405
	8.	Shared voting power 0
	9.	Sole dispositive power 7,648,405
	10.	Shared dispositive power 7,627,509
11.	Aggregate amount beneficially owned by each reporting person 15,275,914
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 47.8% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based upon 31,956,521 shares of Common Stock outstanding as of June 4, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended May 1, 2015, that was filed by the Issuer with the Securities and Exchange Commission on June 9, 2015.

CUSIP No. 51509F105

1.	Names of reporting persons. ESL Institutional Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,077
	8.	Shared voting power 0
	9.	Sole dispositive power 3,077
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,077
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based upon 31,956,521 shares of Common Stock outstanding as of June 4, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended May 1, 2015, that was filed by the Issuer with the Securities and Exchange Commission on June 9, 2015.

CUSIP No. 51509F105

1.	Names of reporting persons. RBS Investment Management, L.L.C.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,077
	8.	Shared voting power 0
	9.	Sole dispositive power 3,077
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,077
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (1)
14.	Type of reporting person (see instructions) OO

(1)	Based upon 31,956,521 shares of Common Stock outstanding as of June 4, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended May 1, 2015, that was filed by the Issuer with the Securities and Exchange Commission on June 9, 2015.

CUSIP No. 51509F105

1.	Names of reporting persons. CRK Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 224
	8.	Shared voting power 0
	9.	Sole dispositive power 224
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 224
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (1)
14.	Type of reporting person (see instructions) OO

(1)	Based upon 31,956,521 shares of Common Stock outstanding as of June 4, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended May 1, 2015, that was filed by the Issuer with the Securities and Exchange Commission on June 9, 2015.

CUSIP No. 51509F105

1.	Names of reporting persons. ESL Investments, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 7,651,706
	8.	Shared voting power 0
	9.	Sole dispositive power 7,651,706
	10.	Shared dispositive power 7,627,509
11.	Aggregate amount beneficially owned by each reporting person 15,279,215
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 47.8% (1)
14.	Type of reporting person (see instructions) CO

(1)	Based upon 31,956,521 shares of Common Stock outstanding as of June 4, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended May 1, 2015, that was filed by the Issuer with the Securities and Exchange Commission on June 9, 2015.

CUSIP No. 51509F105

1.	Names of reporting persons. Edward S. Lampert
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 15,279,215
	8.	Shared voting power 0
	9.	Sole dispositive power 7,651,706
	10.	Shared dispositive power 7,627,509
11.	Aggregate amount beneficially owned by each reporting person 15,279,215
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 47.8% (1)
14.	Type of reporting person (see instructions) IN

(1)	Based upon 31,956,521 shares of Common Stock outstanding as of June 4, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended May 1, 2015, that was filed by the Issuer with the Securities and Exchange Commission on June 9, 2015.

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Lands’ End, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), SPE I Partners, LP, a Delaware limited partnership (“SPE I”), SPE Master I, LP, a Delaware limited partnership (“SPE Master I”, and together with SPE I, the “SPEs”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), CRK Partners, LLC, a Delaware limited liability company (“CRK LLC”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“The SPEs are liquidating entities, and their partnership agreements require that they distribute their assets, whether in cash or in-kind, by the end of July 2015. On July 2, 2015, the SPEs and their general partner, RBS, entered into the transactions described below for the purpose of facilitating the orderly liquidation of the SPEs by the end of July 2015 as required by the SPEs’ partnership agreements. In particular, the transactions permit those limited partners of the SPEs who expressed a desire to receive cash for their limited partnership interests to sell their interests to RBS for cash consideration in lieu of receiving a liquidating distribution (including shares of Common Stock) in accordance with the terms of the SPEs’ partnership agreements.

In particular, pursuant to the terms of the SPEs’ partnership agreements, RBS encouraged the SPEs’ limited partners to offer to sell their partnership interests to RBS for cash (based on the June 30, 2015 capital account balances) and on July 2, 2015 RBS accepted all such offers and entered into a Purchase and Sale Agreement or equivalent arrangement (collectively, the “PSAs”) with each limited partner that made such an offer. Pursuant to such PSAs, RBS will pay an aggregate price of approximately $66,767,479 to such limited partners and acquired an additional approximate 65% partnership interest in SPE I and an additional approximate 54% partnership interest in SPE Master I.

Also on July 2, 2015, in satisfaction of certain liabilities of the SPEs payable to RBS, the capital account balance of RBS in both of the SPEs was increased by an aggregate of approximately $4,385,750 (the “GP Allocation”), resulting in the acquisition by RBS of an additional approximate 1.5% partnership interest in SPE I and an additional approximate 4% partnership interest in SPE Master I. After the GP Allocation and completion of the purchases pursuant to the PSAs, RBS holds a partnership interest of approximately 86% in SPE I and of approximately 78% in SPE Master I.

Also on July 2, 2015, each of the SPEs and RBS entered into a Rule 10b5-1(c) Plan (collectively, the “10b5-1 Plans”) pursuant to which (i) the SPEs agreed to distribute 929,813 of the shares of Common Stock held by the SPEs pro rata to their respective partners, including RBS, on July 31, 2015, and (ii) RBS agreed to subsequently distribute to its partner (Mr. Lampert) all shares of Common Stock received from the SPEs. The distributions effected under the 10b5-1 Plans will be subject to certain restrictions pursuant to the terms of each SPE’s partnership agreement. Of the 929,813 shares of Common Stock that will be distributed by the SPEs pursuant to the 10b5-1 Plans, the limited partners of the SPEs will receive a number of such shares with a value (calculated at the time of the distribution and together with other assets of the SPEs to be distributed to the limited partners) equal to such limited partners’ capital account values as of June 30, 2015 and RBS (and thereafter Mr. Lampert) will receive the remaining shares. Based on the market prices as of July 2, 2015, approximately 171,420 of such shares would be distributed to the limited partners and approximately 758,393 of such shares would be distributed to RBS (and thereafter Mr. Lampert). The July 31, 2015 market prices may be higher or lower than the July 2, 2015 market prices, and any such increase or decrease will affect the number of shares to be received by the limited partners and by RBS (and thereafter Mr. Lampert).

A form of the PSAs and the 10b5-1 Plans are filed as Exhibits 99.3, 99.4 and 99.5 to this Amendment and each is incorporated by reference herein. The 10b5-1 Plans are intended to comply with the requirements of Rule 10b5-1(c) promulgated under the Act. The foregoing, including any description of the PSAs and the 10b5-1 Plans, is qualified in its entirety by reference to Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5, as applicable.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of July 6, 2015, the Reporting Persons may be deemed to beneficially own the shares of the Common Stock of the Issuer set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	14,242,789	(1)	44.6%	6,615,280		0	6,615,280		7,627,509	(1)
SPE I Partners, LP (2)	451,564		1.4%	451,564		0	451,564		0
SPE Master I, LP	581,561		1.8%	581,561		0	581,561		0
RBS Partners, L.P.	15,275,914	(1)(3)	47.8%	7,648,405	(3)	0	7,648,405	(3)	7,627,509	(1)
ESL Institutional Partners, L.P.	3,077		0.0%	3,077		0	3,077		0
RBS Investment Management, L.L.C.	3,077	(4)	0.0%	3,077	(4)	0	3,077	(4)	0
CRK Partners, LLC	224		0.0%	224		0	224		0
ESL Investments, Inc.	15,279,215	(1)(5)	47.8%	7,651,706	(5)	0	7,651,706	(5)	7,627,509	(1)
Edward S. Lampert	15,279,215	(1)(6)	47.8%	15,279,215	(1)(6)	0	7,651,706	(6)	7,627,509	(1)

(1)	This number includes 7,627,509 shares of Common Stock held by Mr. Lampert. Partners has entered into the Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities beneficially owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.
(2)	As a result of a ministerial error, SPE I previously disclosed in the Amendment to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on June 16, 2015 that it distributed 131,938 shares of Common Stock pro rata to its partners, rather than the 131,940 shares of Common Stock which were actually distributed to its partners.
(3)	This number includes 6,615,280 shares of Common Stock held by Partners, 451,564 shares of Common Stock held by SPE I and 581,561 shares of Common Stock held by SPE Master I. RBS is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, Partners, SPE I and SPE Master I.
(4)	This number includes 3,077 shares of Common Stock held by Institutional. RBSIM is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, Institutional.
(5)	This number includes 6,615,280 shares of Common Stock held by Partners, 451,564 shares of Common Stock held by SPE I, 581,561 shares of Common Stock held by SPE Master I, 3,077 shares of Common Stock held by Institutional and 224 shares of Common Stock held by CRK LLC. ESL is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, RBS. ESL is the manager of, and may be deemed to indirectly beneficially own securities beneficially owned by, RBSIM. ESL is the sole member of, and may be deemed to indirectly beneficially own securities beneficially owned by, CRK LLC.
(6)	This number includes 6,615,280 shares of Common Stock held by Partners, 451,564 shares of Common Stock held by SPE I, 581,561 shares of Common Stock held by SPE Master I, 3,077 shares of Common Stock held by Institutional, and 224 shares of Common Stock held by CRK LLC. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL.

(c) There have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less. However, given the ministerial error with respect to the pro rata distribution by SPE I, a revised Annex B correctly showing the distribution by SPE I is attached hereto.

(d) Not applicable.

(e) Not applicable.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on April 8, 2014).

99.2	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed on April 8, 2014).

99.3	Form of Purchase and Sale Agreement, dated as of July 2, 2015, by and among the Participating Limited Partner, RBS Partners, L.P. and RBS Partners, L.P., in its capacity as general partner of either SPE I Partners, LP or SPE Master I, LP (filed herewith).

99.4	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE I Partners, LP and RBS Partners, L.P. (filed herewith).

99.5	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE Master I, LP and RBS Partners, L.P. (filed herewith).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2015	ESL PARTNERS, L.P.

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert

	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE I PARTNERS, LP

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert

	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE MASTER I, LP

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert

	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert

	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INSTITUTIONAL PARTNERS, L.P.

	By:	RBS Investment Management, L.L.C., as its general partner

	By:	ESL Investments, Inc., as its manager

	By:	/s/ Edward S. Lampert

	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:	ESL Investments, Inc., as its manager

By:	/s/ Edward S. Lampert

Name:	Edward S. Lampert
Title:	Chief Executive Officer

CRK PARTNERS, LLC

By:	ESL Investments, Inc., as its sole member

By:	/s/ Edward S. Lampert

Name:	Edward S. Lampert
Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

By:	/s/ Edward S. Lampert

Name:	Edward S. Lampert
Title:	Chief Executive Officer

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

LANDS’ END, INC.

Entity	Date of Transaction	Description of Transaction	Shares Acquired	Shares Disposed	Price Per Share
SPE I Partners, LP	06/15/2015	Pro-Rata Distribution to its Partners		131,940	$0

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on April 8, 2014).

99.2	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed on April 8, 2014).

99.3	Form of Purchase and Sale Agreement, dated as of July 2, 2015, by and among the Participating Limited Partner, RBS Partners, L.P. and RBS Partners, L.P., in its capacity as general partner of either SPE I Partners, LP or SPE Master I, LP (filed herewith).

99.4	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE I Partners, LP and RBS Partners, L.P. (filed herewith).

99.5	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE Master I, LP and RBS Partners, L.P. (filed herewith).